UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 001-36703

Sky Solar Holdings, Ltd.

(Registrant’s Name)

Unit 402, 4th Floor, Fairmont House
No.8 Cotton Tree Drive, Admiralty
Hong Kong Special Administrative Region
People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

99.2	Supplemental Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Solar Holdings, Ltd.

	By:	/s/ Andrew Wang
	Name:	Mr. Andrew Wang
	Title:	Chief Financial Officer
Date: December 13, 2017